SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act 1934

Report on Form 6-K for the month of May 2006

Hellenic Telecommunications Organization S.A.

(Translation of Registrant's name into English)

99 Kifissias Avenue

GR 15181 Amaroussion

Athens, Greece

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No ____

Enclosures:

1. Press release dated: May 31, 2006

                              HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.

HELLENIC TELECOMMUNICATIONS ORGANIZATION SA (OTE SA)

THE SHAREHOLDERS OF THE HELLENIC TELECOMMUNICATIONS ORGANIZATION SA

(REGISTRATION NUMBER 347/06/B/86/10) ARE HEREBY INVITED TO THE FIFTY-FOURTH (54th) ORDINARY GENERAL ASSEMBLY

(FISCAL YEAR 1/1/2005 – 31/12/2005)

Pursuant to the Law and the Articles of Association and following resolution no 2751 of the Board of Directors, dated 26/05/2006 (agenda item 4), the Shareholders of the Hellenic Telecommunications Organization SA are hereby invited to the fifty-fourth (54th) Ordinary General Assembly, to be held on June 22nd 2006, Thursday, at 16:00 hours, at the company’s headquarters (99, Kifissias Ave – Athens), in order to discuss and decide upon the following :

1.

Presentation of the Management Report, and the Audit Reports prepared by Certified Auditors on the stand-alone annual financial statements and the consolidated annual financial statements of OTE SA ended on 31/12/2005, including the annual financial statements (both stand-alone and consolidated) of 31/12/2005.

2.

Exemption of the members of the Board of Directors and the Auditors of any liability for fiscal year 2005, pursuant to article 35 of Codified Law 2190/1920

3.

Appointment of Chartered Auditors for fiscal year 2006 and determination of its fees

4.

Approval of remuneration paid to the members of the Board of Directors, the Audit Committee and the HR Remuneration Committee for fiscal year 2005 and determination of their remuneration for 2006.

5.

Approval of the remuneration paid in 2005 to the Chairman of the Board of Directors and CEO and determination of his remuneration for 2006. Approval to modify the respective clause of his contract with OTE and authorization to conclude such contract.

6.

Renewal of agreement for the covering of civil liability of members of the Board of Directors and the company’s executive management in the exercise of their responsibilities, duties or authorities. Authorization to conclude said agreement.

7.

Approval, within the context of OTE’s corporate social responsibility program, of the free disposal of fully depreciated capital assets to municipalities, communities, prefectures, public entities, schools, and generally, institutions that promote social programs and activities as well as authorization to the CEO to implement the above.

8.

Appointment for a three-year term of three new Board members following termination of office of equal number members to the 11-membered Board, pursuant to Article 10, para. 2 of the Articles of Association and appointment (or not) of new independent members at the Board of Directors,

9.

Approval of the terms and conditions of a contract (and authorization to conclude same) with the Faculty of Finances of the Athens University– Special Account for Research Projects; Project Manager on behalf of the A.U. will be a member of the Board of Directors of OTE.

10.

Approval of a stock option plan to be distributed, through increase of share capital, to the CEO and executive managers of OTE and affiliates on the basis of performance criteria; authorization to define the terms and conditions of the said stock option plan,

11.

Cancellation of 432,490 own shares following the three-year period since their acquisition with subsequent reduction of share capital by an amount equal to the one of the shares cancelled, as per Article 16, para. 12 of Codified Law 2190/1920; transfer of the purchase proceeds to extraordinary reserves,

12.

Approval of amendments to the following Articles of Association:- 1, 2, 5, 6, 9, 10, 11, 13, 14, 15, 16, 18, 20, 21, 22, 23, 24, 25, 26, 27, 28, 29, 33, 35, 36, 37 and abolition of Articles 17 and 38 thereof as well as new numbering of chapters C, D and E (Articles 18 et seq.) and codification thereof.

13.

Authorization of the Board of Directors to increase the company’s share capital or issue, within five (5) years from a related resolution of the General Assembly, bond loans for amounts equal to the said share capital as it was on the day of the said resolution of the General Assembly above, pursuant to Article 13, para. 1, intent b), in conjunction with Article 3a, para. 1, intent b) of the Codified Law 2190/1920, in conjunction with the appropriate provisions of the Articles of Association.

14.

Miscellaneous announcements

In order to participate, in person or by proxy, in the said Ordinary General Assembly, Shareholders must have seen to the following:

—

If they have converted their OTE shares into book entry form, but the said shares are not on their Depository Account, Shareholders must obtain from their Depository Participant certification evidencing ownership of shares (which will not be tradable until conclusion of this General Assembly) and deposit such certification with the OTE Share Registration Office (1st floor, 15, Stadiou Street – Athens) at least five (5) full days prior to the appointed date and time of the General Assembly

—

If they have converted their OTE shares into book entry form, and the said shares are on their Depository Account, Shareholders must obtain from the Central Securities Depository Office SA certification evidencing ownership of shares (which will not be tradable until conclusion of this General Assembly) and deposit such certification as well as a duly authorized proxy form, with the OTE Share Registration Office (1st floor, 15, Stadiou Street – Athens) at least five (5) full days prior to the appointed date and time of the General Assembly

—

If they have not converted their shares into book entry form, they must deposit their share certificates with any bank in Greece or abroad, or the Consignations and Loans Fund, or OTE’s Treasury (99, Kifissias Ave. – Maroussi), or OTE Share Registration Office (1st floor, 15, Stadiou Street – Athens) at least five (5) full days prior to the appointed date and time for the Ordinary General Assembly.  By the same deadline, Shareholders must also have deposited their Share Depository Receipts as well as the proxy form with the OTE Share Registration Office, at 15, Stadiou Street – Athens.

MAROUSI, 30/5/2006

P. VOURLOUMIS

CHAIRMAN OF THE BOARD – CEO

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hellenic Telecommunications Organization S.A.

Date: May 31, 2006

By: /s/ Iordanis Aivazis

-----------------------------------------

Name: Iordanis Aivazis

Title: Chief Financial Officer

End of Filing